UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 2)1

BBQ Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05551A109

(CUSIP Number)

MR. DAVID L KANEN

KANEN WEALTH MANAGEMENT, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

(Name, Address of Telephone Number of Person

Authorized to Receive Notices and Communications)

August 19th, 2020

(Date of Event Which Requires Filing of This Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing the schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to the “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05551A109

1	NAME OF REPORTING PERSON PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 545,499
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 545,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP NO. 05551A109

1	NAME OF REPORTING PERSON KANEN WEALTH MANAGEMENT , LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,565,305
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,565,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,565,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 05551A109

1	NAME OF REPORTING PERSON DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,441
	8	SHARED VOTING POWER 1,565,305
	9	SOLE DISPOSITIVE POWER 83,441
	10	SHARED DISPOSITIVE POWER 1,565,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,648,746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) ☐ EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 05551A109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of BBQ Holdings, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 12701 Whitewater Drive, Suite 190, Minnetonka, Minnesota 55343.

Item 2.	Identity and Background

(a) This statement is filed by:

(i)	Philotimo Fund, LP, a Delaware limited partnership (“Philotimo”), with Shared directly and beneficially owned by it;

(ii)	Kanen Wealth Management, LLC, a Florida limited liability company (“KWM”), as the general partner of Philotimo and with respect to the Shares directly and beneficially owned by it; and

(iii)	David L. Kanen, as the managing member of KWM and with respect to the Shares directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described by Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each Philotimo, KWM and Mr. Kanen is 5850 Corral Ridge Drive, Suite 309, Coral Springs, FL 33076.

(c) The principal business of each of KWM and Philotimo is investing in securities. The principal occupation of Mr. Kanen is serving as the managing member of KWM.

(d) No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kanen is a citizen of the United States of America.

CUSIP NO. 05551A109

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares previously purchased by Philotimo were purchased with working capital (which may, at any given time include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares previously purchased by KWM were purchased with funds for the accounts of its customers (which may, at any given time include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares previously purchased by Mr. Kanen were purchased with personal funds (which may, at any given time include margin loans made by brokerage firms in the ordinary course of business) in open market transactions.

Item 4.	Purpose of Transaction.

The Reporting Persons are filing this Schedule 13D/A to report a reduction in shares held by KWM due to a change in the account of a customer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, including swaps and other derivative instruments, or changing their intention with respect to any all matters referred to in Item 4.

Item 5.	Interest in the Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,282,105 Shares outstanding as of May 11th, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on may 13th, 2020.

CUSIP NO. 05551A109

A.	Philotimo

(a)	As of the close of business on August 20th, 2020, Philotimo beneficially owned 545,499 Shares.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct: 0

2. Shared power to vote or direct vote: 545,499

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 545,499

(c)	The transactions in the Shares by Philotimo made in the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	KWM

(a)	As of the close of business on August 20th, 2020, KWM beneficially owned 1,019,806 Shares. KWM, as the general partner of Philotimo, may be deemed to be the beneficial owner of the 545,499 Shares owned by Philotimo.

Percentage: Approximately 16.9%

(b)	1. Sole power to vote or direct: 0

2. Shared power to vote or direct vote: 1,565,305

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,565,305

(c)	The transactions in the Shares by Philotimo made in the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Kanen

(a)	As of the close of business on August 20th, 2020, Mr. Kanen beneficially owned 83,441 Shares. Mr. Kanen, as the managing member of KWM, may be deemed to be the beneficial owner of the (i) 1,019,806 Shares owned by KWM and (ii) 545,499 Shares owned by Philotimo.

Percentage: Approximately 17.8%

(b)	1. Sole power to vote or direct: 83,441

2. Shared power to vote or direct vote: 1,565,305

3. Sole power to dispose or direct the disposition: 83,441

4. Shared power to dispose or direct the disposition: 1,565,305

(c)	Mr. Kanen has not entered into any transactions in the Shares of the Issuer during the past sixty days.

KWM, in its role as investment manager to several customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer’s Shares held in the Accounts.

CUSIP NO. 05551A109

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares directly owned by the other Reporting Persons. Each Reporting Person disclaims the beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 5, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is incorporated by reference, and may be found as Exhibit 99.1 to Schedule 13D filed on September 5, 2018.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

CUSIP NO. 05551A109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: 08/21/2020

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

PHILOTIMO FUND, LP

By:	Kanen Wealth Management, LLC its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

CUSIP NO. 05551A109

SCHEDULE A

Schedule of Transactions in the Shares

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

KANEN WEALTH MANAGEMENT, llC

Purchase of Common Stock	36,986	3.4532	08/20/2020

Philotimo fund, lp

Purchase of Common Stock	249,937	3.1504	08/19/2020